SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

VRG Signs Interline Agreement with American Airlines

São Paulo, July 10, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces that VRG has signed an Interline Traffic Agreement with U.S.-based American Airlines. Through this partnership, passengers of both airlines can purchase tickets to all destinations, both domestic and international, served by VRG and American Airlines.

The agreement allows the sale of point to point tickets, for VRG’s domestic flights in conjunction with American Airlines’ international destinations through all sales channels (call centers, ticket offices and travel agents), with the exception of VRG’s website. For added convenience, luggage will be checked through to passengers’ final destination on connecting international flights. The partnership increases VRG’s feeder network by providing additional options for passengers traveling with American Airlines.

American Airlines currently operates direct flights between Brazil and three destinations in the United States -- Miami, Dallas and New York -- departing from São Paulo’s Guarulhos International Airport, and Rio de Janeiro’s Tom Jobim-Galeão International. VRG’s customers will now have access to American Airlines’ broad route network, including more than 250 destinations in over 40 countries.

Passengers of the North American airline will have added comfort at their disposal as VRG’s aircraft are configured with the most legroom in the Brazilian market. Additionally, customers will be offered in-flight service, including meals (based on flight duration). VRG is currently modernizing its domestic fleet; by the end of the year it will be composed exclusively of modern Boeing 737-700 and 737-800 Next Generation aircraft. The Company serves 14 domestic destinations and four international in South America.

Passengers traveling under the SMILES frequent flier program can only accumulate miles on flights operated by VRG.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is theparent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRGLinhas Aéreas S.A. GTA offers over 640 daily flights to 56 destinationsconnecting the most important cities in Brazil as well as the main destinations inSouth America. VRG offers over 120 daily flights to 14 destinations in Brazil.GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest andmost comfortable aircraft of its class, with low maintenance, fuel and trainingcosts, and high aircraft utilization and efficiency ratios. The Company’s service isrecognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business,estimates for operating and financial results, and those related to growth prospects of GOLThese are merely projections and, as such, are based exclusively on the expectations of GOL’smanagement. . Such forward-looking statements depend, substantially, on external factors,besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to changewithout prior notice.

Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.